UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 9, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
SIBANYE ANNOUNCES THE ACQUISITION OF THE RUSTENBURG MINING AND CONCENTRATING
OPERATIONS FROM ANGLO AMERICAN PLATINUM LIMITED (“AAP”)
1. INTRODUCTION
Shareholders are advised that on 8 September 2015, Sibanye has via a subsidiary company entered into a suite of transaction agreements (the “Transaction
Agreements”), with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of AAP to acquire the Bathopele, Siphumelele (incl. Khomanani), and
Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an on-
site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis including normalised levels of working capital (the “Rustenburg
Operations”) (the “Transaction”). Consistent with its transformation objectives,
Sibanye will be including a consortium of Broad Based Black Economic Empowerment stakeholders (“BBBEE Stakeholders”) such that, at the closing of the Transaction
(“Closing”) Sibanye will own 74% of the Rustenburg Operations, with the BBBEE stakeholders owning 26%.
The purchase consideration comprises an upfront payment of R1.5 billion (“Upfront
Payment”) at Closing and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 (“Deferred Payment”), subject to a minimum payment of R3.0 billion, as further set out in section 3
(the “Purchase Price”).
2. TRANSACTION RATIONALE
The Transaction is consistent with Sibanye’s strategy to grow its business in order to enhance and sustain its position as an industry leading dividend paying company. The Transaction represents a meaningful entry for Sibanye into the
Platinum Group Metals (“PGM”) sector, securing over 800,000 ounces of annual 4E
PGM production and a large high quality resource of over 88 million oz of 4E PGMs which offers the potential for substantial LOM extensions and/or growth. Through the Transaction, Sibanye will become a leading global multi-commodity company predominantly active in the precious metals industry. Sibanye will be the eighth largest gold producer globally, the largest gold producer from South African mines and the fifth largest global PGM producer.
Neal Froneman, CEO of Sibanye commenting on the Transaction said: “We have for some time indicated our interest in participating in the PGM sector and believe that these assets provide an attractively priced entry at an advantageous moment in the price cycle. The Rustenburg Operations are similar in nature to Sibanye’s current gold operations and, after extensive engagement with AAP and completing a thorough due diligence, we are confident that we will be able to realise value for our stakeholders by leveraging our successful operating model. The Rustenburg
Operations are well positioned as a platform to grow regionally within the PGM sector and benefit from a recovery in PGM market conditions. The outcome is a sensible commercial transaction, which is strategically advantageous for both parties.”

3. THE TRANSACTION
The Transaction Agreements comprise a Sale and Purchase Agreement, Sale and Toll
Treatment of Concentrate Agreement, Use and Access Agreement and Parent Company
Guarantee. These Transaction Agreements provide for, inter alia, the following:
3.1 Purchase Price
A subsidiary of Sibanye, Sibanye Rustenburg Platinum Mines Proprietary Limited
(“the Purchaser”) will acquire 100% of the Rustenburg Operations from RPM.
The Purchase Price will be settled via the Upfront Payment and the Deferred
Payment and will be paid by the Purchaser to RPM on the terms set out below:
a. Upfront Payment
The Upfront Payment of R1.5 billion to be paid by the Purchaser to AAP, will be settled at Closing, at Sibanye’s election, in cash or through the issue of new ordinary shares in the share capital of Sibanye. Any share issuance to AAP will be based on the 20 day volume weighted average price (“VWAP”) of Sibanye’s shares on the JSE Limited (“JSE”) ending on the sixth trading day prior to Closing.
b. Deferred Payment
In addition to the Upfront Payment, RPM shall be entitled to a Deferred Payment calculated as 35% of the distributable free cash flows generated by the
Rustenburg Operations on an annual basis for a period of six full years commencing from the later of 1 January 2017 or Closing (such later date being
"the Start Date", and such six year period being "the Initial Period")
(“Distributable Free Cash Flow Payments”) on the following terms:
- The Distributable Free Cash Flow Payments shall be calculated and paid on an annual basis calculated for a period commencing on 1 January and ending on
31 December of each calendar year of the Initial Period, except that for the first and last calendar years of the Initial Period, the Distributable Free Cash
Flow Payments will be calculated with reference only to those full months falling into the Initial Period;
- The distributable free cash flows for determining the Distributable Free Cash
Flow Payments shall be calculated by taking operational cash flows pre-working capital movements minus capital expenditure. Allocated overheads, tax and royalty related payments shall be considered as cash outflows for the purpose of distributable free cash flow purposes, whereas the payment of dividends or other distributions, exceptional items and the service or repayment of any intra-group loan obligations shall not be taken into account. The calculation will be referenced to audited accounts for the Purchaser, effectively ring-fencing the
Rustenburg Operations;
- The aggregate deferred payment over the Initial Period will total no less than
R3.0 billion (the “Minimum Deferred Payment”);
- To the extent there is an outstanding Minimum Deferred Payment balance at the end of the Initial Period, the Purchaser shall have the option to extend the period in which RPM is entitled to receive Distributable Free Cash Flow Payments
(the “Extended Payment Period”) for a further period of up to two years or until the outstanding Minimum Deferred Payment balance has been reduced to nil, whichever is earlier;
- Should the outstanding Minimum Deferred Payment balance remain positive at the end of the Extended Payment Period, or at the end of the Initial Period in the
event that the Purchaser elects not to extend the Initial Period, the Purchaser will pay the outstanding Minimum Deferred Payment balance in cash or through the issue of new ordinary shares in the share capital of Sibanye on same basis as described above.
3.2 Transitional arrangements
In the event that, after Closing, the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to make a payment to the Purchaser such that the distributable free cash flow for the relevant year is equal to zero, but such payments by RPM shall not exceed:
- In the year of the Closing: R267 million pro-rated for the number of remaining full months in the calendar year, post the end of the month that Closing occurred
(the “Initial Pro-rata Amount”);
- In each full calendar year post the year in which Closing occurred, until
31 December 2018: the Initial Pro-rata Amount plus R267 million for each subsequent full calendar year, less any payments made in respect of previous years.
3.3 Purchase of Concentrate (“PoC”) and Processing terms
For the period from Closing to 31 December 2018 (the “PoC Period”), all concentrate produced from the Rustenburg Operations will be sold to RPM on pre-
agreed PoC terms.
For a further period of eight years post the PoC Period (the “Toll Treatment
Period”), RPM will undertake the smelting and refining operations in respect of the Rustenburg Operations on a toll treatment basis, on pre-agreed terms. Sibanye will therefore gain access to PGM metals (Pt, Pd, Au and Rh) produced from 2019 onwards for its own marketing purposes.
4. BBBEE STAKEHOLDERS
Sibanye will facilitate the introduction of a BBBEE Stakeholder consortium which will own 26% of the Purchaser. Discussions in respect of the acquisition of such shareholding are currently underway and it is envisaged that it will be vendor financed by Sibanye on market related terms and conditions.
The BBBEE Stakeholders comprises the following broad based partners:
-
Employees Trust;
- Community Development Trust;
- Royal Bafokeng Holdings; and
- Bakgatla-Ba-Kgafela Traditional Community.
5. OVERVIEW OF THE RUSTENBURG OPERATIONS
The Rustenburg Operations are located in the western limb of the Bushveld complex in South Africa which contains over 70% of the global platinum resource base. The
Rustenburg Operations exploit the PGM bearing Merensky and UG2 reefs and comprise the Bathopele, Thembelani (incl. Khuseleka) and Siphumelele (incl. Khomanani)
mines as well as other assets listed above. The Rustenburg Operations operates under a mining right covering 152 square kilometres, with a strike length of
28 kilometres.
Salient features of the Rustenburg Operations are:
-
Average annual 4E PGM production: 800,000 oz (incl. 500,000 oz platinum)
in the next five years;
- 4E PGM Reserves of 9.7 million oz(i) as at 31 December 2014; and
- 4E PGM Resource of 88.8 million oz(i) as at 31 December 2014.
6. CONDITIONS PRECEDENT
The implementation of the Transaction is both subject to and conditional on the fulfilment of conditions precedent customary for a transaction of this nature and include, inter alia, the following:
- The approval of the Transaction and passing of such resolutions as may be required by Sibanye and Sibanye’s shareholders;
- The approval of the Transaction, as may be required, by Sibanye’s existing lenders;
- The approval of the Transaction by the competition authorities of the Republic of South Africa and any other countries, to the extent required;
- All necessary consents being obtained from the Department of Mineral
Resources, to the extent required;
- All necessary approvals being obtained from the JSE and New York Stock
Exchange to the extent required; and
- No material adverse change in respect of the Rustenburg Operations.
Sibanye and RPM commit to engage the relevant authorities and affected stakeholders in order to fulfil the Conditions Precedent to enable the
Transaction to become unconditional as soon as possible. Closing is expected within the following 12 months.
7. FINANCIAL INFORMATION
The net asset value of the Rustenburg Operations, in RPM’s accounts, as at the end of June 2015 is R7.7 billion.
The profit/(loss) attributable to the Rustenburg Operations, in RPM’s accounts, for the six months ended June 2015 is (R0.5 billion).
8. CATEGORISATION OF TRANSACTION
In terms of the JSE Listing Requirements, the Transaction would be classified as a category 1 transaction and the Circular to shareholders is being prepared which will contain, inter alia, a notice of the General Meeting of Sibanye shareholders seeking their approval for the Transaction. This circular will be sent out to the shareholders in due course.
9. IMPLEMENTATION OF THE TRANSACTION
Subject to the Transaction becoming unconditional, it is expected to take approximately 12 months to implement.
10. WITHDRAWAL OF CAUTIONARY
Following publication of the terms and financial information of the Transaction, caution is no longer required to be exercised by shareholders when dealing in their Sibanye shares.
9 September 2015
Libanon
Corporate Advisor:
Qinisele Resources Proprietary Limited
Financial Advisor:

HSBC Bank plc
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited
South African Legal Advisor:
ENSAfrica
US Legal Advisor:
Linklaters LLP
(i) Snowden Mining Industry Consultants was contracted to a conduct detailed numerical audit in 2014 of the data gathering, data transformation and reporting related to Mineral Resources and Ore Reserves for the Bathopele, Khuseleka,
Siphumelele 1 and Thembelani mines. This review was completed by Ms Clementine
Clark and Mr Allan Earl of Snowden. Both Ms Clark and Mr Earl have the relevant experience and skills to be considered Competent Persons with respect to the
SAMREC Code. Ms Clark has more than 10 years' relevant experience and is a registered member of the South African Council for Natural Scientific
Professionals (member number 400135/11). Mr Earl has over 30 years' relevant experience and is a Fellow of the Australasian Institute of Mining and Metallurgy
(member number 110247). Neither Snowden nor those involved in the preparation of this report have any material interest in AAPL or in the operations considered in this report. Snowden is remunerated for the report by way of professional fees determined according to a standard schedule of rates which is not contingent on the outcome of this report.
This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Sibanye. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the
"Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.
The securities have not been approved or disapproved by the US Securities and
Exchange Commission, and state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United States.
FORWARD LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Sibanye, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-
looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”,
“plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Sibanye’s ability to complete the transaction, Sibanye’s ability to successfully integrate the acquired assets with its existing operations,

Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, Sibanye ’s ability to increase and uranium production, the success of exploration and development activities and other risks. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye’s expectations with regard thereto.
This release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (the “SAMREC Code”), and not in accordance with the U.S. Securities and Exchange Commission’s Industry Guide 7.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 9, 2015
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer